SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                                (Amendment No. 7)

                              E COM VENTURES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of class of securities)

                                   26830k 20 5
                                 (CUSIP Number)

                           Geoffrey Etherington, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0237
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                December 10, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 26830k 20 5             Schedule 13D                       Page 2 of 5


1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2. Check the Appropriate Box if a Member of a Group (a) [ ]
                                                    (b) [X]

3.  SEC Use Only

4.  Source of Funds

PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   285,590
Shares
Beneficially
Owned By                   8.        Shared Voting Power                    None
Each
Reporting
Person With                9.        Sole Dispositive Power              285,590


                          10.        Shared Dispositive Power               None


11. Aggregate Amount Beneficially Owned by Each Reporting Person

285,590

12. Check if the Aggregate Amount in Row (11) Excludes
    Certain  Shares  (See Instructions)                                      [ ]

13. Percent of Class Represented by Amount in Row (11)

11.60%

14.  Type of Reporting Person

IN

CUSIP No. 26830k 20 5             Schedule 13D                       Page 3 of 5


1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Stephen L. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Source of Funds

PF

5.  Check Box if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)                              [  ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power               201,127 (1)
Shares
Beneficially
Owned By                   8.        Shared Voting Power                    None
Each
Reporting
Person With                9.        Sole Dispositive Power          201,127 (1)

                          10.        Shared Dispositive Power               None

11. Aggregate Amount Beneficially Owned by Each Reporting Person

201,127 (1)

12. Check if the  Aggregate  Amount in Row (11)Excludes
    Certain  Shares  (See Instructions)                                      [ ]

13. Percent of Class Represented by Amount in Row (11)

8.17% (1)

14.  Type of Reporting Person

IN

(1) Responses to Rows 7, 8, 11 and 13 above include 79,527 shares of the Issuer's Common Stock that are acquirable in the next sixty (60) days, assuming the Demand Note described in this Amendment is converted on February 8, 2004.

CUSIP No. 26830k 20 5             Schedule 13D                       Page 4 of 5

This Amendment No. 7 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 11701 NW 101st Road, Miami, FL 33178.

This Amendment relates to the Schedule 13D originally filed June 19, 2003 by Glenn H. Nussdorf, as amended July 7, 2003, July 9, 2003, July 11, 2003, August 11, 2003, August 19, 2003 and September 19, 2003 by Glenn H. Nussdorf and
Stephen L. Nussdorf (as amended, the "Initial Schedule 13D"). Item 4 of the Initial Schedule 13D is being amended to indicate that Stephen L. Nussdorf on December 10, 2003 loaned $1,000,000 to Ilia Lekach, CEO and a director of the Issuer, pursuant to a Demand Note. The principal amount and accrued interest on the Demand Note are, at Mr. Nussdorf's option convertible into shares of the Issuer's Common Stock at the rate of $12.70 per share. Item 5 has been amended to reflect the $1,000,000 loan and the option to acquire shares on conversion of the principal and interest of the Demand Note. Item 7 has been amended to include as an Exhibit, a copy of the Demand Note.

Glenn H. Nussdorf and Stephen L. Nussdorf may be considered a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although each disclaims beneficial ownership of the securities owned by the other. Except as provided herein, the Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.  Purpose of the Transaction

Item 4 is hereby supplemented as follows:

On December 10, 2003, Stephen L. Nussdorf loaned $1,000,000 to Ilia Lekach, the CEO and a director of the Issuer, pursuant to a Demand Note of Mr. Lekach payable to the order of Mr. Nussdorf (the "Demand Note"). Demand may be made for payment of the Demand Note at any time on or after January 5, 2004. Principal outstanding under the Demand Note bears interest at an annual rate of 6% until demand is made after which the annual rate increases to 10% on any unpaid amounts. Mr. Nussdorf has the right to require that all or any portion of the interest, principal and any fees due under the Demand Note be paid in the form of shares of the Issuer's Common Stock beneficially owned by Mr. Lekach at a rate of $12.70 per share. As of January 5, 2004, principal plus accrued interest under the Demand Note will total $1,005,167. If Mr. Nussdorf elects to demand payment at that time in the form of the Issuer's Common Stock, Mr. Lekach will be required to deliver 79,146 shares to Mr. Nussdorf. As of February 8, 2004, which is sixty (60) days following the making of the loan to Mr. Lekach, if demand has not previously been made by Mr. Nussdorf, Mr. Nussdorf may make demand and require Mr. Lekach to deliver 79,527 shares of the Issuer's Common Stock as payment in full of the Demand Note.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

Item 5(a). The aggregate percentage of shares of common stock reported owned by both filing persons is based upon 2,461,838 shares outstanding, which is the total number of shares of common stock outstanding as reported in the Issuer's Proxy Statement dated November 12, 2003.

Item 5(b). As of the close of business on December 10, 2003, Glenn H. Nussdorf beneficially owned 285,590 shares of common stock, constituting approximately 11.60% of the shares outstanding. Glenn H. Nussdorf has sole voting and dispositive power with respect to all of the shares beneficially owned by him. As of the close of business on the same day, assuming conversion of the Demand Note occurs on February 8, 2004, Stephen L. Nussdorf beneficially owned 201,127 shares of common stock, constituting approximately 8.17% of the shares outstanding. Stephen L. Nussdorf holds 121,600 of these shares in a joint account with his wife. Included in the shares beneficially owned by Stephen L. Nussdorf are up to 79,527 shares that are acquirable in the next sixty (60) days pursuant to the right provided in the Demand Note to convert the principal and interest thereof into shares of the Issuer's Common Stock.

Item 5(c). Stephen L. Nussdorf effected the following transactions in Issuer's common stock since the last amendment to the Initial Schedule 13D:

As of December 10, 2003, Mr. Nussdorf obtained the right to acquire from Ilia Lekach up to 79,527 shares of the Issuer's Common Stock on or before February 8, 2004 by demanding payment of the Demand Note in the form of such shares.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

The following additional exhibit is attached to this Schedule 13D:

Exhibit E                  Demand Note

CUSIP No. 26830k 20 5             Schedule 13D                       Page 5 of 5


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 10, 2003

                                s/Alfred R. Paliani, attorney-in-fact
                           -------------------------------------------------
                                Glenn H. Nussdorf
                                By:  Alfred R. Paliani, attorney-in-fact

                                s/Alfred R. Paliani, attorney-in-fact
                           -------------------------------------------------
                               Stephen L. Nussdorf
                               By:   Alfred R. Paliani, attorney-in-fact

CUSIP No. 26830k 20 5          Exhibit E to Schedule 13D             Page 1 of 2

                                    Exhibit E


                                   DEMAND NOTE
                                   -----------


$1,000,000                                                      December 8, 2003


       FOR VALUE RECEIVED, ILIA LEKACH (the "Maker"), with an address at 137 Golden Beach Road, Golden Beach, Florida 33160, hereby promises to pay ON DEMAND, at any time on or after January 5, 2004, to the order of STEPHEN NUSSDORF, with a payment address at 33 Bacon Road, Old Westbury, New York 11568 (the "Payee"), the principal sum of ONE MILLION DOLLARS ($1,000,000.00), or such other principal amount as is outstanding from time to time, together with interest on any and all principal remaining unpaid hereunder from the date hereof at the rate of six percent (6%) per annum; provided that from and after demand for payment hereof the interest payable hereunder shall increase to a rate that is four percent (4%) per annum above the rate specified above. Interest at the applicable rate provided for herein shall be computed on the basis of a 360-day year for the actual number of days elapsed.

       THE AGGREGATE PRINCIPAL AMOUNT OUTSTANDING HEREUNDER (TOGETHER WITH ANY UNPAID INTEREST OR OTHER CHARGES HEREUNDER) SHALL BE PAYABLE IN FULL ON DEMAND FOR PAYMENT. NOTHING CONTAINED HEREIN OR IN ANY OTHER AGREEMENT BETWEEN THE MAKER AND THE PAYEE SHALL IN ANY WAY RESTRICT OR COMPROMISE THE PAYEE'S DISCRETIONARY RIGHT TO DEMAND PAYMENT HEREUNDER ON OR AFTER JANUARY 5, 2004.

       This Note may be prepaid at any time, in whole or in part, without premium or penalty. All voluntary prepayments shall, unless otherwise determined by the Payee, be applied first to accrued but unpaid interest and fees and second to the then outstanding principal of the Note.

       All principal and interest hereunder are payable in lawful money of the United States of America at the office of the Payee at the address shown above in immediately available funds at Payee's address above.

       At the sole option of Payee, Payee may elect by written notice to Maker to have all or any portion of interest, principal and fees due hereunder paid in shares of common stock of E Com Ventures Inc. (the "Company") beneficially owned by Maker, which, for the purposes of this Note, shall be valued at $12.70 per share. In the event of such election by Payee, Maker shall immediately cause to be delivered to Payee certificates of the common stock of the Company, registered in the name of Payee, representing the appropriate number of shares thereof to satisfy the amount to be paid in shares of the Company's common stock.

       This Note is secured by that certain Guaranty made by Deborah Lekach of even date herewith.

       The Maker of this Note, for himself and his legal representatives, successors and assigns, to the extent it may lawfully do so, hereby expressly waives presentment, demand, protest, notice of protest, diligence in collection, and the benefit of any exemption under the homestead exemption laws, if any, or any other exemption or insolvency laws, and acknowledges and agrees that the Payee may release or surrender, exchange or substitute any personal property or other collateral security now held or which may hereafter be held as security for the payment of this Note, and may extend the time for payment or otherwise modify the terms of payment of any part or the whole of the debt evidenced hereby, provided that such other modifications do not increase the obligations hereunder.

         Maker waives trial by jury and the right to interpose any set-off or counterclaim in any litigation in any court with respect to, in connection with, or arising out of, this Note or any instrument or document delivered pursuant hereto or the validity, protection, interpretation, collection or enforcement hereof or thereof.

         No failure or delay by the holder hereof in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any rights, power or privilege.

       If this Note shall not be paid when due and shall be placed by the holder hereof in the hands of any attorney for collection, through legal proceedings or otherwise, the Maker will pay reasonable attorneys' fees to the holder hereof together with other reasonable costs and expenses of collection or enforcement of such holder's rights under this Note.

       The rate of interest payable hereunder shall never be more than the maximum rate of interest per annum permitted under the laws of the State of New York in effect at the time in question to be charged to Maker by Payee on the principal amount hereof then outstanding.

CUSIP No. 26830k 20 5       Exhibit E to Schedule 13D                Page 2 of 2

All notices hereunder shall be sent to Maker or Payee, as the case may be, at his address set forth above, by certified or registered mail, return receipt requested.

       This Note may only be amended pursuant to a written instrument executed by the holder hereof and no waiver or forbearance by such holder or Payee shall be effective unless by a written instrument executed by such holder or Payee, as applicable.

       This Note shall be deemed a sealed instrument and shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

       IN WITNESS WHEREOF, the Maker has executed this Note under seal as of the date first above written.



                                            s/Ilia Lekach
                                            -------------------------------
                                            Ilia Lekach